Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Devcool Inc.

2.	QuantumNexis Inc.

3.	QUANTUMNEXIS SDN. BHD.

4.	Ezovion Solutions Private Limited

5.	Teyame Al Holdings Inc.